                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                      ------------------------------------

                      AMENDMENT NO. 3 (FINAL AMENDMENT) TO
                                 SCHEDULE 14D-1
              Tender Offer Statement Pursuant To Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                                      and
                               AMENDMENT NO. 3 TO
                                  SCHEDULE 13D

                      ------------------------------------

                               MOORE PRODUCTS CO.
                           (Name of Subject Company)

                            MALIBU ACQUISITION CORP.
                          A WHOLLY OWNED SUBSIDIARY OF
                       SIEMENS ENERGY & AUTOMATION, INC.
                     AN INDIRECT WHOLLY OWNED SUBSIDIARY OF
                           SIEMENS AKTIENGESELLSCHAFT
                                   (Bidders)

                                 COMMON STOCK,
                           PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                   615836-103
                     (CUSIP Number of Class of Securities)

                               KENNETH R. MEYERS
                              SIEMENS CORPORATION
                               153 E. 53RD STREET
                            NEW YORK, NEW YORK 10022
                                 (212) 258-4000
          (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Bidders)

                                with a copy to:

                               WILLIAM G. LAWLOR
                                PETER D. CRIPPS
                             DECHERT PRICE & RHOADS
                            4000 BELL ATLANTIC TOWER
                                1717 ARCH STREET
                        PHILADELPHIA, PENNSYLVANIA 19103
                                 (215) 994-4000

                                  TENDER OFFER

  This Amendment No. 3 amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed January 21, 2000 and the Schedule 13D filed January 21, 2000 (together, as amended and supplemented, the "Schedule 14D-1") relating to the offer by Malibu Acquisition Corp., a Pennsylvania corporation ("Purchaser") and a direct wholly owned subsidiary of Siemens Energy & Automation, Inc. ("Parent"), a Delaware corporation and an indirect wholly owned subsidiary of Siemens Aktiengesellschaft, a corporation formed under the laws of the Federal Republic of Germany ("Siemens AG"), to purchase (i) all of the outstanding shares of common stock, par value $1.00 per share (the "Common Stock"), of Moore Products Co., a Pennsylvania corporation (the "Company"), at a price of $54.71 per share of Common Stock, net to the seller in cash, without interest thereon, and (ii) all of the outstanding shares of preferred stock, par value $1.00 per share (the "Preferred Stock" and, together with the Common Stock, the "Securities"), at a price of $21.88 per share of Preferred Stock, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 21, 2000 (the "Offer to Purchase") and in the Letter of Transmittal (the Offer to Purchase and the Letter of Transmittal, as amended or supplemented from time to time, together constitute the "Offer"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned thereto in the Offer to Purchase.

  The Schedule 14D-1 is hereby amended and supplemented as follows:

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  At 12:00 midnight, New York City time on Thursday, February 17, 2000 the Offer expired. Based on preliminary information provided by the Depositary, approximately 2,562,538 shares of Common Stock and approximately 175,950 shares of Preferred Stock were validly tendered and not withdrawn pursuant to the Offer (including approximately 7,596 shares of Common Stock subject to guarantees of delivery), which together represent approximately 97% of the outstanding shares of Common Stock, 100% of the outstanding shares of Preferred Stock and approximately 98% of the total voting power of the Company on a fully diluted basis. The Purchaser has accepted for payment all such shares of Common Stock at the purchase price of $54.71 per share of Common Stock, net to the seller in cash, and all such shares of Preferred Stock at the purchase price of $21.88 per share of Preferred Stock, net to the seller in cash.

ITEM 10.   ADDITIONAL INFORMATION.

  On February 18, 2000, Parent issued a press release announcing the expiration of the Offer. The full text of the press release is attached hereto as Exhibit
(a)(11) and is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

  (a)(11)  Press Release dated February 18, 2000.

                                   SIGNATURE

  After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 22, 2000


                                  SIEMENS AKTIENGESELLSCHAFT



                                  By:  /s/ Eckart Stoer
                                       ----------------
                                    Name:  Eckart Stoer
                                    Title: Prokurist



                                  By:  /s/ Juergen Werth
                                       -----------------
                                    Name:  Juergen Werth
                                    Title: Syndicus


                                  SIEMENS ENERGY & AUTOMATION, INC.



                                  By:  /s/ Thomas J Malott
                                       -------------------
                                    Name:  Thomas J Malott
                                    Title: President and Chief Executive
                                           Officer


                                  MALIBU ACQUISITION CORP.



                                  By:  /s/ Gary K. Gabriel
                                       -------------------
                                    Name:  Gary K. Gabriel
                                    Title: Treasurer

                               INDEX TO EXHIBITS

 EXHIBIT
---------
(a)(1)     Offer to Purchase, dated January 21, 2000.*


(a)(2)     Letter of Transmittal to Tender Shares of Common Stock and Preferred Stock.*


(a)(3)     Notice of Guaranteed Delivery.*


(a)(4)     Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*


(a)(5)     Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
           Nominees.*


(a)(6)     Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*


(a)(7)     Summary Advertisement.*


(a)(8)     Press Release dated January 17, 2000.*


(a)(9)     Press Release dated January 21, 2000.*


(a)(10)    Press Release dated February 2, 2000.*


(a)(11)    Press Release dated February 18, 2000.


(b)        None.


(c)(1)     Agreement and Plan of Merger, dated as of January 16, 2000, by and among Parent, Purchaser and the Company.*


(c)(2)     Confidentiality Agreement, dated as of November 15, 1999, by and among Parent and the Company.*


(c)(3)     Tender and Option Agreement, dated as of January 16, 2000, by and among Parent, Purchaser and certain stockholders of the Company.*


(d)        None.

(e)        Not applicable.

(f)        None.

*  Previously filed.